Exhibit 12.1

Wm. Wrigley Jr. Company
Computation of Ratio of Earnings to Fixed Charges
(Amounts in thousands of dollars except ratios)

	Fiscal year

	2004	2003	2002	2001	2000

Earnings before income taxes	$720,496	651,541	583,421	527,366	479,312
Interest expense	3,879	1,724	1,636	1,101	747
Interest portion of rental expense	6,541	4,878	4,015	4,045	3,456

Earnings	$730,916	658,143	589,072	532,512	483,515

Interest expense	3,879	1,724	1,636	1,101	747
Interest portion of rental expense	6,541	4,878	4,015	4,045	3,456

Fixed charges	$10,420	6,602	5,651	5,146	4,203

Ratio of earnings to fixed charges	70.15	99.69	104.25	103.47	115.05